September 19, 2007
United States Securities and Exchange
Commission
Washington, DC 20549
Attn: Tim Buchmiller, Senior Attorney
Dear Mr. Buchmiller:
     As requested in your letter dated August 21, 2007 to Philadelphia Consolidated Holding Corp. (the “Company”) relating to its definitive proxy statement filed April 4, 2007, the Company hereby acknowledges that:
     1.     The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
     2.     Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing.
     3.     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Philadelphia Consolidated Holding Corp.
By	/s/James J. Maguire, Jr.
Title: President and Chief Executive Officer